UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Marc R. Packer, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500	Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5 (416) 777-4700	John Sabine, Esq. Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 (416) 863-4511

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 16 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Meridian Gold Inc. (“Meridian”) with the Securities and Exchange Commission (the “Commission”) on July 31, 2007, as amended by Amendment No. 1 filed with the Commission on July 31, 2007, Amendment No. 2 filed with the Commission on July 31, 2007, Amendment No. 3 filed with the Commission on August 14, 2007, Amendment No. 4 filed with the Commission on August 20, 2007, Amendment No. 5 filed with the Commission on August 22, 2007, Amendment No. 6 filed with the Commission on September 4, 2007, Amendment No. 7 filed with the Commission on September 5, 2007, Amendment No. 8 filed with the Commission on September 7, 2007, Amendment No. 9 filed with the Commission on September 10, 2007, Amendment No. 10 filed with the Commission on September 12, 2007, Amendment No. 11 filed with the Commission on September 17, 2007, Amendment No. 12 filed with the Commission on September 18, 2007, Amendment No. 13 filed with the Commission on September 20, 2007, Amendment No. 14 filed with the Commission on September 24, 2007 and Amendment No. 15 filed with the Commission on September 25, 2007 (as amended, the “Statement”).
     This Amendment No. 16 is being filed by Meridian in connection with the revised offer (the “Revised Yamana Offer”) of Yamana Gold Inc. (“Yamana”) to purchase all of the outstanding common shares of Meridian (the “Common Shares”), pursuant to the terms and conditions of the Support Agreement dated as of September 24, 2007 between Yamana and Meridian (the “Support Agreement”). In connection with the Revised Yamana Offer, Meridian’s board of directors has prepared a Notice of Change to Directors’ Circular, dated September 27, 2007 (the “Notice of Change”), which will be mailed to Meridian shareholders. The Notice of Change is filed as Exhibit (a)(33) to the Statement and is incorporated herein by reference in its entirety. Except as otherwise noted, the information set forth in the Statement remains unchanged.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 1.   Subject Company Information.
     Item 1(b) is hereby amended by deleting the last sentence thereof in its entirety and inserting in lieu thereof the following:
     As at September 23, 2007, there were issued and outstanding (i) 101,305,120 Common Shares; (ii) Meridian Equity Entitlements (as defined in the Support Agreement) to acquire an aggregate of 777,155 Common Shares; and (iii) 230,241 Restricted Shares (as defined in the Support Agreement).

Item 2.   Identity and Background of Filing Person.
     Item 2 is hereby amended and supplemented by adding the following at the end thereof:
     On September 24, 2007, Meridian and Yamana entered into the Support Agreement, which sets out the terms and conditions upon which Yamana has agreed to make the Revised Yamana Offer. The Revised Yamana Offer is described in an amendment to Yamana’s Tender Offer Statement on Schedule TO and a related Notice of Variation and Extension dated September 27, 2007, which was filed by Yamana with the Commission on September 27, 2007.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following thereto:
     The information set forth in the Notice of Change under the headings “Background to the Revised Yamana Offer”, “Agreements Relating to the Revised Yamana Offer” and “Arrangements between Meridian and its Directors and Executive Officers” is incorporated herein by reference.
Item 4.   The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by adding the following thereto:
     The information set forth in the Notice of Change under the headings “Questions and Answers about the Revised Yamana Offer”, “Unanimous Recommendation of the Board of Directors”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Revised Yamana Offer”, “Agreements Relating to the Revised Yamana Offer”, “Opinions of Financial Advisors” and “Intentions with Respect to the Revised Yamana Offer” is incorporated herein by reference.
Item 5.   Persons/Assets, Retained, Employed, Compensated or Used.
     Item 5 is hereby amended and supplemented by adding the following thereto:
     The information set forth in the Notice of Change under the headings “Background to the Revised Yamana Offer” and “Opinions of Financial Advisors” is incorporated herein by reference.
Item 7.   Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented by adding the following thereto:
     The information set forth in the Notice of Change under the headings “Notice of Change to Directors’ Circular”, “Background to the Revised Yamana Offer”, “Agreements Relating to the Revised Yamana Offer” and “Alternatives to the Revised Yamana Offer” is incorporated herein by reference.

Item 8.   Additional Information.
     Item 8 is hereby amended and supplemented by adding the following thereto:
     The information set forth in the Notice of Change under the headings “Cautionary Note Regarding Forward-Looking Statements”, Currency and Exchange Rates”, “Information Regarding Yamana and Northern Orion”, “Recent Developments”, “No Material Changes in the Affairs of Meridian”, “Other Information”, “Schedule B — Opinion of BMO Capital Markets” and “Schedule C — Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.
Item 9.   Exhibits.
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(33)	Notice of Change to Directors’ Circular, dated September 27, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007	MERIDIAN GOLD INC.
	By:	/s/ Peter Dougherty
		Name:	Peter Dougherty
		Title:	Vice President, Finance and Chief Financial Officer